UNIONBANC INVESTMENT SERVICES, LLC

Schedule G

(A wholly owned subsidiary of MUFG Union Bank, N.A.)

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2016

Total member's equity from statement of financial condition	$ 136,946,805
NONALLOWABLE ASSETS	
Cash held with Parent	1,751,534
Fees and commissions receivable	1,720,263
Other	2,649,273
Total	6,121,070
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	130,825,735
HAIRCUTS ON SECURITIES	111,802
NET CAPITAL	130,713,933
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 130,463,933

The computation for determination of net capital under Rule 15c3-1 as of December 31, 2016, prepared by UnionBanc Investment Services, LLC, in its unaudited amended Form X-17A-5, Part IIA as filed on February 23, 2017, does not materially differ from the above computation, which is based on audited financial statements. Therefore, no reconciliation of the computation is deemed necessary.